UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Star Bulk Carriers Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y8162K121

(CUSIP Number)

Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY  10022
(212) 554-1700

Copy to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y8162K121	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,343,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,343,893
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,343,893
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.19%
14		TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. Y8162K121	Page 3 of 6 Pages

1		NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,343,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,343,893
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,343,893
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.19%
14		TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. Y8162K121	Page 4 of 6 Pages

1		NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH\ REPORTING\ PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,343,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,343,893
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,343,893
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.19%
14		TYPE OF REPORTING PERSON* OO

This Amendment No. 5 to Schedule 13D, dated September 29, 2016 (this “Amendment No. 5”) amends the Schedule 13D originally filed on August 5, 2013 (the “Original 13D”) by Monarch Alternative Capital LP (“MAC”), Monarch Debt Recovery Master Fund Ltd (“MDRMF”), MDRA GP LP (“MDRA GP”) and Monarch GP LLC (“GP LLC”), as amended by Amendment No. 1, dated October 9, 2013, Amendment No. 2, dated June 17, 2014, Amendment No. 3, dated January 16, 2015, and Amendment  No. 4, dated May 20, 2015.  This Amendment No. 5 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”).  MAC is the investment advisor to a variety of funds (any such funds, as applicable, collectively the “Monarch Funds”).  This Amendment No. 5 is being filed to reflect the change in their beneficial ownership of Common Stock due to an increase in the number of shares of Common Stock outstanding.
Item 5.          Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
(a)          MAC indirectly beneficially owns 2,334,693 shares of Common Stock and directly beneficially owns 9,200 shares of Common Stock.  Each of MDRA GP and GP LLC indirectly beneficially own 2,343,893 shares of Common Stock.  Such shares represent 4.19% of the 55,932,404 shares of Common Stock outstanding as of September 20, 2016.  The percentages used herein and in the rest of this Amendment No. 5 are calculated based upon (i) the 43,955,659 shares of Common Stock reported as outstanding by the Company in the Company’s prospectus supplement filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission on September 16, 2016 and (ii) the 11,976,745 shares of Common Stock reported as issued by the Company in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on September 20, 2016.  None of the individual Monarch Funds owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.
(b)   MAC, MDRA GP and GP LLC share voting and dispositive power over the 9,200 shares of Common Stock held directly by MAC and the 2,334,693 shares of Common Stock held directly by the Monarch Funds.
(c)   On September 26, 2016, the Monarch Funds collectively sold an aggregate of  5,966 shares of Common Stock in a market transaction for an aggregate price of  $29,654.54.
(d)   Not applicable.
(e)     MAC, MDRA GP and GP LLC ceased to be the beneficial owners of more than 5% of the Common Stock on September 20, 2016.
 [Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: September 29, 2016	MONARCH ALTERNATIVE CAPITAL LP
	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

Dated: September 29, 2016	MDRA GP LP
By: Monarch GP LLC, its general partner
	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: September 29, 2016	MONARCH GP LLC
	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member